MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2018 and 2017

Dated May 2, 2018

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. (“Tahoe”) and its subsidiaries (together referred to as the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the three months ended March 31, 2018 (“Q1 2018”). The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2017 and 2016 (“consolidated financial statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the unaudited condensed interim consolidated financial statements (“interim financial statements”) of the Company for the three months ended March 31, 2018 and 2017 (prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the interim financial statements and includes financial and operational information from the Company’s subsidiaries. This MD&A contains forward looking information that is subject to risk factors set out in the cautionary note herein. This discussion also covers the three months ended March 31, 2017 (“Q1 2017”) and the subsequent period up to the date of this MD&A. Dollar amounts are stated in United States dollars (“USD”), the Company’s functional currency, except where otherwise noted. Tabular amounts are presented in thousands of USD, except where otherwise noted. Information for this MD&A is prepared as at May 2, 2018.

BUSINESS OVERVIEW
Tahoe is a Canadian public company involved in mine operations and mineral exploration and development. Tahoe’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “THO” and on the New York Stock Exchange (“NYSE”) under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresources.com.

Tahoe was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. The Company’s principal business activities are the exploration, development, operation and acquisition of mineral properties for the mining of precious metals in the Americas. Currently, the Company’s business involves profitably operating the La Arena and Shahuindo mines, gold mining operations located in northwestern Peru, and the Bell Creek mine and mill and the Timmins West mine (together, the “Timmins mines”), gold mining operations located in northeastern Ontario, Canada. Additional business objectives include the expansion of gold production at the Shahuindo and Bell Creek mines, project development and ongoing exploration programs in Peru and Canada. Operations at the Escobal mine, a silver mining operation located in southeastern Guatemala, are currently suspended. (See E    scobal Update section of this MD&A)

All of the Company’s operations are within the mining sector. The Company produces gold, silver, lead and zinc from mines located in Peru,Canada, and Guatemala. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of corporate policies and international standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities. The Company’s executive management reviews these results to make decisions about resources to be allocated to each segment and assess the performance of each. The corporate office in Reno, Nevada provides support to the operations and exploration activities with respect to financial, legal, technical and human resources. Operating the mines profitably will require that the Company consistently meet production targets and effectively manage costs. In Guatemala profitable mine operation also requires renewal of the export credential, favorable resolution of the appeals to the Guatemalan Constitutional Court contesting the reinstatement of the Escobal mining license to enable mining operations to resume and an end to the road blockage at Casillas to enable full access in and out of the Escobal mine. (See E    scobal Update section of this MD&A)

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Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

HIGHLIGHTS

Q1 2018 CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

•	Gold production of 90.9 thousand ounces.

•	Gold sales of 105.4 thousand ounces.

•	Quarterly revenue of $139.9 million.

•	Quarterly net cash flow provided by operating activities of $22.1 million.

•	Quarterly cash flow provided by operating activities before changes in working capital(1) of $38.5 million.

•	Quarterly loss of $(6.9) million or $(0.02) per share (basic and diluted).

•	Adjusted earnings (loss)(1) of $(7.2) million or $(0.02) per share(1) (basic and diluted).

•	Cash balance of $53.6 million as at March 31, 2018.

•	Announced on February 5, 2018 that the Company joined the UN Global Compact and the Global Compact Canada Network.

•	Announced on February 20, 2018 an amended $175 million credit facility and repaid $35.0 million in debt.

•
Announced updated Mineral Reserves & Mineral Resources, reflecting an increase in Proven and Probable Mineral Reserves of nearly 400 thousand ounces of gold net of 2017 production. Measured and Indicated Mineral Resources increased by approximately 3.4 million ounces of gold compared to the prior year.

•	Released updated NI 43-101 Technical Report for the La Arena property, which included a Preliminary Economic Assessment of the La Arena II copper-gold porphyry project.

ADDITIONAL CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

Q1 2018
Revenues	$139,942
Earnings from operations	$(550)
Cash and cash equivalents	$53,632
Cost of sales per gold ounce sold(1)	$1,089
Costs per gold ounce produced(1)
Total cash costs net of by-product credits	$793
All-in sustaining costs net of by-product credits	$1,158

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

Production from the La Arena, Shahuindo and Bell Creek mines met or exceeded plan during the quarter. Production at Timmins West was 76,000 tonnes below plan as the result of paste fill delays associated with extreme cold weather in January and mechanical issues in February(issues which have both subsequently been resolved). These conditions resulted in changes to the mining sequence that included lower ore tonnage mined from lower grade stopes. Overall, total cash cost per ounce (gold) in Q1 2018 was slightly higher than full year guidance costs of $725 - 775 due to the production issues at Timmins West and higher cost ounces produced in Peru as the Company continues with the Shahuindo Expansion. Production is weighted to the second half of the year with lower costs and the Company remains on track to meet the 2018 full-year cost and production guidance.

Earnings continue to be impacted by the lack of revenue from Escobal mine, compounded by the care and maintenance costs of $10.4 million for the quarter.
The Shahuindo Expansion project continued with the 36,000 tpd primary construction projects now scheduled to be completed in early Q4 2018 with ramp-up and commissioning to be completed by year-end. Secondary projects that will be required to support the expanded mine and leach pad footprint are expected to be completed throughout 2019. The shift in construction timing on the crushing and agglomeration circuit is not expected to impact the ramp-up to full capacity of 36,000 tpd by year-end, nor annual production guidance. In terms of costs, the Shahuindo Expansion project remains on track with the original guidance. The Shahuindo Expansion includes the 36,000 tpd crushing and agglomeration ("C&A") circuit (with estimated capital guidance of $80 million) as well as the expansion of the ADR plant to 36,000 tpd, the installation of a 220kv transmission line and substation, leach pad 2B and other associated secondary projects such as the water treatment facilities. Total estimated costs for the Shahuindo Expansion (including the $80 million C&A circuit)

2

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

is $170 to $180 million, of which $86.5 million has been spent through March 31, 2018 ($20.3 million in Q1 2018). Approximately $30 to $35 million of the total Shahuindo Expansion budget is expected to be spent for the secondary projects in 2019.
The Bell Creek shaft project continues to make significant progress. While the Company reiterates its annual production guidance, the schedule has shifted marginally and construction is now expected to be completed in early Q4 2018, with final commissioning and full ramp byyear-end. All lateral development and sinking of the lower leg has been completed. Excavation of the third and final pilot raise from the shaft bottom is also complete and enlarging of this pilot raise is all that remains to be completed for the vertical development of the shaft. Surface construction activities increased with multiple work fronts open in the hoist room and headframe. The shaft project is now expected to be within 5% of the original $80 million guidance. Approximately $60.5 million has been spent through March 31, 2018 ($8.9 million spent in Q1 2018).
RECENT DEVELOPMENTS

LA ARENA STRIKE UPDATE
The Company first reported on the ongoing labor strike at its La Arena mine in Peru on April 22nd. As a reminder, Tahoe Peru is currently in an active collective bargaining period with the La Arena Union which occurs annually. The Union represents approximately 65% of an almost 700 person workforce at La Arena. The Company recently paid the workers its annual profit sharing as defined by Peruvian Labor Law. Profit sharing is not part of the collective bargaining agreement, but is applicable to all mines in Peru as defined by regulatory requirements. However, the La Arena Union has delayed the collective bargaining process by requesting that they be provided a guarantee payment rather than actual profit sharing as established in the Labor Law.
The Ministry of Labor has formally declared the strike illegal. As a result, the Company is not paying employees who do not report for work, and the Company believes it is now legally within its rights to terminate those employees on strike.
Subsequent to the Union strike, certain community members of Caserio La Arena also voiced complaints and temporarily obstructed the primary access gate to the mine. These community members have made additional demands above the increased profit sharing issue raised by the La Arena Union.
Specifically, these La Arena community members are seeking additional work for their general contractor, Golden. The current scope of work was agreed to after a joint review by Tahoe Peru and the community in Q4 2017 which resulted in Tahoe Peru awarding Golden a unique civil works agreement that directly, and significantly, benefits the La Arena community. There are limited additional opportunities for work that have not already been assigned to other contractors.
The Company has taken appropriate steps to minimize the impact of the strike on operations. Leaching and processing operations have been maintained at capacity throughout the strike while mining operations have been intermittent.
The Company is in active dialogue with the La Arena Union and the applicable Caserio La Arena community members, and is looking forward to achieving a solution in the near-term. However, the Company is prepared to take the time necessary to ensure continued, long-term viability of operations for the benefit of all of our stakeholders, including our employees and the communities in which we operate. The Company will provide notice once an agreement is reached.
ESCOBAL UPDATE

LICENSE SUSPENSION

On May 24, 2017, an anti-mining organization, CALAS, filed a claim in the Supreme Court of Guatemala against Guatemala’s Ministry of Energy and Mines (“MEM”) alleging that MEM violated the Xinka indigenous communities’ right of consultation in advance of granting the Escobal mining license to Tahoe’s Guatemalan subsidiary, Minera San Rafael ("MSR").

On July 5, 2017, the Company was notified that the Supreme Court of Guatemala issued a provisional decision in respect of the action against MEM that suspended the Escobal mining license of MSR until the underlying civil claim was fully heard on the merits.

On September 10, 2017, the Supreme Court issued a definitive decision on the merits of the underlying claim and reinstated Escobal’s mining license. The ruling allowed Escobal to restart operations immediately and to

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Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

continue to operate during consultation. The ruling also ordered MEM to consult with the Xinka indigenous communities within a certain geographic area within 12 months. In response to a motion for clarification filed by MSR, on August 26, 2017 the Supreme Court confirmed that MEM must consult in four municipalities in the region of the Escobal mine: Casillas, Nueva Santa Rosa, Mataquescuintla and San Rafael Las Flores. In addition, the Supreme Court declined to review the Company’s request to order MEM to issue the annual renewal of Escobal’s export credential, which expired on August 8, 2017 due to the pending appeal with the Constitutional Court of the Supreme Court’s decision on September 10, 2017.

CALAS and other interested parties appealed the Supreme Court’s decision reinstating the Escobal license to the Constitutional Court which heard the matter on October 25th, 2017. The Constitutional Court was expected to rule on the appeals before the end of 2017, but has not yet ruled. Given the delay, we cannot predict when the constitutional court will rule on the issue of the Escobal license suspension.

On March 8, 2018, the Constitutional Court requested that additional information in the case be provided by certain third parties, including original copies of documents submitted in July 2017, as well as an anthropological study of the surrounding communities to establish the current populations of indigenous people in San Rafael las Flores and several surrounding communities, a third-party review of the Escobal Environmental Impact Study and the mitigation measures required by the study, and a third-party review of the Ministry of Energy and Mines’ consultation process that led to the initial mining license being granted in 2013. All requested information was provided to the Court by the third parties on April 6th.

On April 14, 2018, Dina Ochoa was appointed as the new Constitutional Court President, an appointment which changes annually. Since her appointment, Magistrate Ochoa has publicly stated it is her priority to resolve cases expeditiously, including the case related to the Escobal license.

For additional details, refer to the press releases dated March 8, 2018, September 26, 2017, September 10, 2017, August 24, 2017 and July 5, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

EXPORT CREDENTIAL
In June 2017, the Company filed its annual request to renew the export credential with MEM. However, MEM did not renew the credential because its renewal had become contingent on the Supreme Court's reinstatement of the Escobal mining license since a mining license is required in order for an export credential to be issued. The credential therefore expired in August 2017. The Company expects that MEM will renew the export credential in the event of a positive ruling of the Constitutional Court on the appeal reinstating the license.

GUATEMALA ROAD BLOCK
Since June 7, 2017, a group of protesters near the town of Casillas has blocked the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal mine. Operations were reduced between June 8 and June 19, 2017 and were ultimately ceased on July 5, 2017, following the Supreme Court’s provisional decision to suspend the Escobal mining license while the case against MEM was heard on the merits.

The roadblock has limited the transport of necessary supplies and fuel for the purpose of mine maintenance and environmental mitigation measures while the mine remains closed. While some of the protestors are residents of Casillas, which is approximately 16 kilometres from the mine, many more are from outside the municipality. The Company has reason to believe the blockade is politically motivated and substantially funded by anti-mining groups.

MSR representatives have continued to engage with community leaders, indigenous groups, government agencies, and international mediation experts to positive effect. The Company has recently seen significant progress aimed at peacefully resolving the roadblock and constructive dialogue continues today.

For additional details, refer to the press releases dated March 11, 2018, September 10, 2017 and September 26, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

4

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

OTHER CORPORATE MATTERS

CLASS ACTION LAWSUITS
On July 7, 2017, the Company learned that three purported class action lawsuits were filed against Tahoe, and certain of its current and former officers and directors under Section 10(b) and Section 20(a) of the US Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and Rule 10b-5, thereunder. The lawsuits allege that the Company made untrue statements of material facts or omitted to state material facts or engaged in acts that operated as a fraud upon the purchasers of the Company's stock. The lawsuits were filed following the issuance of the provisional decision by the Guatemalan Supreme Court described above. The suits allege compensatory damages, interest, fees and costs. The Company disputes the allegations raised and will vigorously defend the lawsuits, the outcome of which is not determinable at this time.

GARCIA ET AL. v. TAHOE RESOURCES INC.
On June 18, 2014, seven plaintiffs filed an action against the Company in the Supreme Court of British Columbia alleging battery and negligence regarding a security incident that occurred at the Escobal mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages.  In April 2017, three of the seven plaintiffs settled their suits against the Company.
Tahoe challenged the claim in June 2014 based on jurisdictional issues, and the Court issued a judgment in Tahoe’s favor in November 2015. Plaintiffs appealed the decision to the Court of Appeals for British Columbia, which reversed the decision in January 2017, allowing the legal claims filed by the Guatemalan claimants to be heard in British Columbia. Tahoe filed an application for leave to appeal the issue to the Supreme Court of Canada, which was denied on June 8, 2017. The case is now proceeding on the merits in the Supreme Court of British Columbia. Tahoe filed a response to plaintiffs' claim on February 15, 2018.
2018 GUIDANCE

2018 OPERATIONS OUTLOOK

The Company provided detailed guidance and explanations regarding expected 2018, 2019 and 2020 production and unit costs in the press release dated February 22, 2018 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

2018 guidance

The Company’s guidance for gold production in 2018 is 400 to 475 thousand ounces. Total cash costs net of by-product credits and all-in sustaining costs per ounce of gold produced in 2018 are estimated to be $725 to $775 per ounce and $1,000 to $1,100 per ounce, respectively.

The Company is not providing guidance for silver production or costs until operations at the Escobal mine resume.

2018 consolidated gold guidance ranges are as follows:

	Gold
Production koz	400	to	475
Total cash costs per ounce net of by-product credits(1)	$725	to	$775
All-in sustaining costs per ounce net of by-product credits(1)	$1,000	to	$1,100
Sustaining Capital $millions	$90	to	$115
Project Capital $millions	$125	to	$150
Exploration $ millions	$15	to	$25
Total Corporate G&A(2) $millions	$45	to	$55

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in this MD&A.

(2)	Corporate G&A is allocated based on a percentage of revenue of approximately 60% to gold and 40% to silver.

5

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

2018 gold guidance by mine

	Production (gold - koz)(3)		Cash Costs ($/oz)(1)(2)		All-in Sustaining Costs ($/oz)(1)(2)		Project Capital ($ millions)		Sustaining Capital ($ millions)		Exploration ($ millions)
	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High
La Arena	160	185	650	700	950	1,050	—	—	35	40	1	2
Shahuindo	80	110	750	800	1,050	1,100	80	100	15	20	8	10
Timmins Mines	160	175	800	850	1,050	1,150	45	50	40	55	6	12

Gold total	400	475	725	775	1,000	1,100	125	150	90	115	15	25

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in this MD&A.

(2)	All per ounce costs are based on gold ounces recovered (gold).

(3)	The top end of the gold production range includes approximately 5 thousand ounces from Escobal.

(4)	Numbers may not calculate due to rounding.

2018 is a transition year for the Company. The guidance for gold production considers the higher risk of the growth profile related to the timing of the commissioning of the Bell Creek shaft project and the ramp up of the Shahuindo Expansion to 36,000 tonnes per day ("tpd"). The Company anticipates seeing total cash costs in 2018 at a range of $725 to $775 per ounce. Tahoe is continuously focused on finding ways to increase the profitability of all its mines and lower costs.

Capital expenditures in 2018 reflect peak investment levels for expansion at the Shahuindo mine (including the 36,000 tpd crushing and agglomeration plant) and the Bell Creek shaft project. Approximately $60 million in project capital was deferred from 2017 and is now expected to be spent in 2018. Likewise, there was a corresponding shift in project capital from 2018 to 2019, which makes up our $50 to $70 million of project capital guidance for 2019. This project capital is related to completion of the secondary projects for the Shahuindo Expansion in Peru and growth of tailings facilities and paste plant in Timmins. The shift in capital is not expected to impact production capabilities.

The production forecasts at Shahuindo and Timmins are expected to feature higher production in the second half of 2018, with the commissioning of the second phase crushing and agglomeration circuit at Shahuindo and completion of the Bell Creek shaft project expected in early Q4 2018. The operational ramp up to 36,000 tpd and the completion of the Shahuindo Expansion is expected by the end of 2018.

6

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The reconciliation which formed the basis for the ranges in the 2018 total cash cost and all-in sustaining cost guidance is as follows ($ in thousands):

Total cash costs	La Arena	Shahuindo	Timmins Mines	Gold
Production costs	$115,000	$70,000	$140,000	$325,000
Treatment and refining charges	—	—	—	—
Total cash costs before by-product credits	$115,000	$70,000	$140,000	$325,000
By-product credits	—	—	—	—
Total cash costs net of by-product credits	$115,000	$70,000	$140,000	$325,000

Gold ounces produced in doré (000’s)	170	90	175	435
Total cash costs per ounce before by-product credits	$676	$778	$800	$747
Total cash costs per ounce net of by-product credits	$676	$778	$800	$747

All-in sustaining costs	La Arena	Shahuindo	Timmins	Gold
Total cash costs net of by-product credits	$115,000	$70,000	$140,000	$325,000
Sustaining capital	35,000	15,000	45,000	95,000
Exploration	—	—	4,500	4,500
Reclamation cost accretion	1,000	1,000	1,000	3,000
General and administrative expenses	12,000	9,000	9,000	30,000
All-in sustaining costs	$163,000	$95,000	$199,500	$457,500

Gold ounces produced in doré (000’s)	170	90	175	435
All-in sustaining costs per ounce produced net of by-product credits	$959	$1,056	$1,140	$1,052

2018 gold guidance was calculated based on certain commodity and currency assumptions. The table below includes a sensitivity of the impact of a change in these assumptions on total cash costs and all-in sustaining costs:

	2018 Guidance	Change (+/-)	Impact (+/-)
Commodity assumptions
Silver ($/oz)	$17.50	$1.00/oz	nil
Diesel (US$/gal)	$2.40	10%	$6/oz gold
Currency assumptions
CAD/USD	$1.20	1%	$9/oz gold
Peruvian sol/USD	3.3	1%	$2/oz gold

7

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS
Selected quarterly consolidated financial information from continuing operations for the most recent eight quarters is as follows:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2018	2017	2017	2017	2017	2016(1)	2016(1)	2016(1)
Metal Sold
Silver (000’s ozs)	39	46	489	4,289	5,561	4,496	4,800	5,212
Gold (000’s ozs)	105.4	92.9	116.3	110.3	115.9	100.7	108.8	98.1
Lead (000’s t)	—	—	—	2.0	2.2	2.3	1.9	2.4
Zinc (000’s t)	—	—	—	2.8	2.8	2.8	2.7	3.5
Realized Price
Silver in concentrate (per oz)	$—	$—	$18.12	$15.72	$19.22	$14.45	$20.64	$18.95
Gold in doré (per oz)	$1,323	$1,272	$1,266	$1,248	$1,201	$1,197	$1,321	$1,255
Lead (per t)	$—	$—	$—	$2,138	$2,588	$2,036	$2,204	$1,779
Zinc (per t)	$—	$—	$—	$2,601	$2,960	$2,872	$2,513	$2,237
LBMA/LME Price(2)
Silver (per oz)	$16.77	$16.73	$16.84	$17.21	$17.42	$17.19	$19.61	$16.78
Gold (per oz)	$1,330	$1,276	$1,278	$1,257	$1,219	$1,220	$1,335	$1,259
Lead (per t)	$2,523	$2,492	$2,334	$2,161	$2,278	$2,149	$1,873	$1,719
Zinc (per t)	$3,421	$3,236	$2,936	$2,596	$2,780	$2,517	$2,255	$1,918
Revenues	$139,942	$117,734	$155,201	$209,576	$251,046	$189,398	$234,721	$228,251
Total operating costs	$125,946	$122,997	$136,422	$135,291	$146,878	$141,552	$123,084	$138,220
Earnings (loss) from operations	$13,996	$(20,219)	$2,621	$56,975	$88,283	$31,466	$99,425	$65,022
Earnings (loss)(3)	$(6,862)	$(18,010)	$(8,380)	$33,487	$74,697	$315	$63,011	$16,742
Earnings (loss) per common share
Basic	$(0.02)	$(0.06)	$—	$0.11	$0.24	$—	$0.2	$0.05
Diluted	$(0.02)	$(0.06)	$—	$0.11	$0.24	$—	$0.2	$0.05
Adjusted earnings (loss)(4)	$(7,208)	$(17,678)	$(7,225)	$33,846	$75,069	$18,415	$65,657	$57,873
Adjusted earnings (loss) per Common Share(4)
Basic	$(0.02)	$(0.06)	$(0.02)	$0.11	$0.24	$0.06	$0.21	$0.19
Diluted	$(0.02)	$(0.06)	$(0.02)	$0.11	$0.24	$0.06	$0.21	$0.19
Weighted average shares outstanding - Basic	313,193	313,193	313,152	312,787	311,948	311,653	311,407	305,985
Weighted average shares outstanding - Diluted	313,193	313,200	313,161	312,869	312,025	311,786	312,108	306,174
Dividends paid	$—	$—	$6,252	$18,740	$18,695	$18,672	$18,654	$18,419
Cash flow provided by operating activities	$22,147	$18,081	$48,675	$96,068	$78,575	$107,021	$78,679	$37,678
Cash flow provided by operating activities before changes in working capital	$38,509	$23,988	$17,679	$99,446	$132,851	$74,669	$125,987	$115,951
Cash and cash equivalents	$53,632	$125,665	$182,072	$190,636	$175,397	$163,368	$142,426	$151,707
Total assets (000'S)	$3,036	$3,081	$3,128	$3,129	$3,093	$3,071	$3,033	$2,982
Total non-current liabilities	$293,241	$299,920	$315,979	$316,510	$340,202	$348,663	$276,180	$269,984
Total cash costs net of by-product credits silver(5)	$—	$—	$—	$6.73	$5.72	$6.48	$6.50	$6.07
Total cash costs net of by-product credits gold(5)	$793	$648	$747	$601	$574	$594	$625	$647
All-in sustaining costs per ounce net of by-product credits silver(5)	$—	$—	$—	$10.01	$8.11	$9.76	$8.68	$8.16
All-in sustaining costs per ounce net of by-product credits gold(5)	$1,158	$1,033	$1,088	$925	$860	$945	$974	$973

8

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(1)
Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. Included in the 98.1 thousand gold ounces sold during Q2 2016, are 22.1 thousand gold ounces at Shahuindo which include one month of pre-commercial production ounces produced and sold (5.3 thousand ounces of gold in doré sold in the month of April 2016).

(2)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.

(3)
Earnings of $0.3 million for Q4 2016 were negatively impacted by the change in enacted tax rates in Peru, resulting in a charge of approximately $19.3 million to deferred income tax expense. Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of this MD&A.

(4)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(5)
All-in sustaining costs net of by-product credits per gold ounce produced for Q2 2016 and Q3 2016 exclude the impact of $10.3 million and $0.1 million, respectively, in transaction costs related to the acquisition of Lake Shore Gold.

(6)	Numbers may not calculate due to rounding.

REVIEW OF QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, timing of concentrate and doré sales, fluctuations in the amount of finished goods, construction costs, stock based compensation, royalty payments, interest income on fluctuating cash balances, foreign exchange gains (losses), changes in enacted income tax rates and exploration drill programs.

Q1 2018 vs. Q1 2017

The Company generated a loss of $6.9 million in Q1 2018 compared to earnings of $74.7 million in Q1 2017. The earnings for Q1 2018 were negatively impacted by the cessation of mining activities at the Escobal mine which resulted in no material revenue for the quarter from the mine compounded by care and maintenance costs of $10.4 million.

Revenues

During Q1 2018, the Company generated no material revenues from concentrate sales due to the on-going suspension of operations at the Escobal mine. During Q1 2017, the Company sold 5.5 million silver ounces in concentrate at an average realized price of $19.22, 1.9 thousand gold ounces in concentrate at a realized price of $1,309 and 2.2 thousand tonnes of lead and 2.8 thousand tonnes of zinc in concentrate at realized prices of $2,588 and $2,960 per tonne, respectively.

During Q1 2018, the Company sold 105.4 thousand ounces of gold in doré, at an average realized price of $1,323 per ounce compared to 114.0 thousand ounces of gold in doré at an average realized price of $1,201 per ounce during Q1 2017.

Total revenues decreased by approximately $111.1 million or 44% from $251.0 million to $139.9 million, net of treatment and refining charges during Q1 2018 when compared to Q1 2017. This change was the result of approximately 5.5 million fewer ounces of silver in concentrate sold during the quarter as a result of the suspension of mining operations at Escobal. Offset by increased revenue from the gold operations with approximately 10 thousand fewer ounces sold at a realized price approximately $122 per ounce higher than Q1 2017.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, Escobal care and maintenance costs and depreciation and depletion, form a component of total operating costs and amounted to $77.7 million for Q1 2018 compared to $97.4 million during Q1 2017. This decrease was primarily due to the suspension of mining operations at Escobal.

Royalties

During Q1 2018, royalty expense was $0.9 million, comprised of nil in Guatemala and $0.9 million in Canada compared to $7.6 million in Q1 2017. This decrease reflected the impact of reduced silver sales in concentrate of approximately 5.5 million ounces compared to Q1 2017.

9

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Escobal care and maintenance

Escobal care and maintenance costs, comprised of the cost of maintaining the Escobal mine during the temporary suspension and which include environmental costs, salaries and legal fees form a component of total operating costs and amounted to $10.4 million for Q1 2018. There were no such costs in the comparative period.

Depreciation and depletion

During Q1 2018, depreciation and depletion amounted to $37.0 million compared to $41.8 million in Q1 2017. This decrease of $4.8 million was primarily due to reduced depletion and depreciation from Escobal.

Other operating expenses

Exploration expenses

Exploration expenses were $2.7 million for Q1 2018 compared to $4.2 million in Q1 2017. This $1.5 million decrease was the result of curtailing spending on exploration in Guatemala and timing of spend related to gold exploration efforts.

General and administrative expenses

General and administrative expenses were $11.8 million for Q1 2018 compared to $11.7 million for Q1 2017.

Other expense

Net foreign exchange loss

A foreign exchange gain of $0.4 million was recognized during Q1 2018, compared to a loss of $0.6 million recognized during Q1 2017. The $1.0 million change was the result of the appreciation and depreciation of foreign currencies against the USD including $1.5 million related to the Canadian dollar, $(0.3) million related to the Guatemalan Quetzal and $(0.2) million related to the Peruvian Nuevo Sol. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information - Liquidity, capital resources and financial risk management - Financial risk management” section of this MD&A.

Tax expense

Income tax expense for Q1 2018 was $4.8 million. Income tax expense for Q1 2017 was $11.2 million. The primary reason for the decrease in income tax expense was the decrease in earnings related to the suspension of mining operations at the Escobal mine.

10

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED SEGMENTED OPERATIONAL RESULTS

Q1 2018 AND Q1 2017

Selected quarterly segmented operational information from continuing operations for Q1 2018 and Q1 2017 was as follows:

	Q1 2018/Q1 2017
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$(7)	$64,466	$25,124	$50,359	$139,942
	$113,106	$59,035	$19,448	$59,457	$251,046
Silver produced (000’s ozs)	—	6	24	4	34
	5,614	8	34	—	5,656
Gold produced (000’s ozs)	—	42	18	30	91
	3	53	20	44	119
Silver sold (000’s ozs)	—	11	25	4	39
	5,526	8	27	—	5,561
Gold sold (000's ozs)	—	49	19	38	105
	2	49	16	49	116
Average realized price (per oz)
Silver	$—	$—	$—	$—	$—
	$19.22	$—	$—	$—	$19.22
Gold	$—	$1,319	$1,328	$1,326	$1,323
	$—	$1,197	$1,208	$1,204	$1,201
Costs per ounce produced(1)
Total cash costs net of by-product credits silver	$—	$—	$—	$—	$—
	$5.72	$—	$—	$—	$5.72
Total cash costs net of by-product credits gold	$—	$619	$743	$1,068	$793
	$—	$513	$582	$645	$574
All-in sustaining costs net of by-product credits silver	$—	$—	$—	$—	$—
	$8.11	$—	$—	$—	$8.11
All-in sustaining costs net of by-product credits gold	$—	$857	$1,192	$1,562	$1,158
	$—	$683	$870	$1,070	$860

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(2)	Numbers may not calculate due to rounding.

11

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

MINE OPERATIONS
Escobal mine

	Q1 2018	Q1 2017
Tonnes Milled (000’s)	—	390
Average Tonnes Milled (tpd)	—	4,332
Average Metal Grades
Silver (g/t)	—	520
Gold (g/t)	—	0.33
Lead	—%	0.67%
Zinc	—%	1.1%
Average Metal Recovery(1)
Silver	—%	86%
Gold	—%	60%
Lead	—%	85%
Zinc	—%	75%
Recovered Metal(2)
Silver Ounces (000’s)	—	5,614
Gold Ounces(000’s)	—	2.5
Lead Tonnes (000’s)	—	2.2
Zinc Tonnes (000’s)	—	3.2
Costs Per Ounce Silver Produced(3)
Total cash costs per ounce before by-product credits	$—	$8.60
Total cash costs per ounce net of by-product credits	$—	$5.72
All-in sustaining costs per ounce net of by-product credits	$—	$8.11
Capital Expenditures	$1,464	$9,916
Sustaining Capital	$1,464	$9,916
Non-Sustaining Capital	$—	$—

(1)	Percent silver and gold recovered into lead and zinc concentrates; percent lead recovered into lead concentrate; percent zinc recovered into zinc concentrate.

(2)	Silver and gold contained in lead and zinc concentrates; lead contained in lead concentrate; zinc contained in zinc concentrate.

(3)
Non-GAAP financial measures are described in the "Non-GAAP financial measures" section of this MD&A and include a reconciliation to total operating costs from the Company's interim financial statements.

(4)	Numbers may not calculate due to rounding.
Property overview
The Escobal mine is located in the Department of Santa Rosa of southeast Guatemala, about 40 km east-southeast of Guatemala City. Operations have been temporarily suspended while the Constitutional Court reviews the September 10, 2017 ruling of the Supreme Court. Additionally, the roadblock at Casillas (approximately 16km from the mine entrance) prevents access of supplies into and concentrate out of the mine. The Company's expired export credential is pending renewal and reissue by MEM. During normal operations, underground longhole stoping methods are utilized to mine the intermediate sulfidation silver-gold-lead-zinc mineralization at a rate of approximately 4500 tpd. Processing by differential flotation produces precious metal rich lead concentrates and zinc concentrates for sale to international smelters.

Proven and Probable Mineral Reserves at the Escobal mine as of January 1, 2018 totaled 24.7 million tonnes at an average silver grade of 334 grams per tonne (“g/t”) containing 264 million ounces of silver, with significant quantities of gold and base metals.

12

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Financial and cost per ounce overview
In Q1 2018 there were no concentrate sales and no revenue was generated at mine operating costs of $11.1 million, including care and maintenance, resulting in a mine operating loss of $(11.1) million. Concentrate sales for Q1 2017 generated $113.1 million in revenues at operating costs of $53.5 million resulting in mine operating earnings of $59.6 million. Results for the period reflect the impact of the suspension of mining operations. All costs incurred from the date that mining operations were suspended have been in included in the care and maintenance line within production costs.

During the quarter the Escobal mine work force was reduced by approximately 50% in response to continued suspension of operations. The majority of those terminated are expected to be rehired when operations resume.

Due to the suspension of mining operations, total cash costs net of by-product credits for Q1 2018 were nil compared to $5.72 per ounce for Q1 2017. All-in sustaining costs for Q1 2018 were nil per ounce compared to $8.11 per ounce in Q1 2017.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Underground development and production
Due to the ongoing legal uncertainty of the mining license and the blockade in Casillas, the Escobal mine remained on care and maintenance in the first quarter 2018. There was no ore production, development or paste fill operations during this time. Activities in the mine operations department focused on some minor mine rehabilitation, care and maintenance and planning for future operational logistics and efficiencies. Care and maintenance activities included roads, pumps, fan and electrical, paste plant and conveyor run checks.

Maintenance continued with multiple small repairs but all major rebuilds were completed in 2017. During the first quarter of 2018, preparations were made for dewatering activities in preparation for development of lower mine levels once operations resume.
Mill performance
No ore was milled during Q1 2018. Mill crews continue with care and maintenance work, including seven start up run tests of plant areas to ensure operational readiness. Work also began on clean-up of the process water system tanks.

There are approximately nine thousand tonnes of crushed ore held in the fine ore bin and approximately 60 thousand tonnes in the surface ore stockpile available to expedite the restart of the mill.
Capital projects
No major capital projects were underway during the quarter.

13

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

La Arena mine

	Q1 2018	Q1 2017
Tonnes Ore Mined (000’s)	2,980	3,414
Strip Ratio	1.9	2.0
Tonnes Placed on Pads(1) (000’s)	2,989	3,414
Average Gold Grade(g/t)	0.52	0.53
Gold Ounces Placed on Pads (000’s)	50	58
Gold Ounces Recovered (000’s)	42	53
Costs Per Ounce Gold Produced(2)
Total cash costs per ounce before by-product credits	$623	$515
Total cash costs per ounce net of by-product credits	$619	$513
All-in sustaining costs per ounce net of by-product credits	$857	$683
Capital Expenditures(3)	$6,201	$5,905
Sustaining Capital	$6,201	$5,905
Non-Sustaining Capital	$—	$—

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.

(2)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)	Capital expenditures exclude non-sustaining capital related to La Arena Phase II.
(4) Numbers may not calculate due to rounding.
Property overview
The La Arena gold mine is located in the Huamachuco District of northern Peru, 480 km north-northwest of Lima. Operations are currently exploiting high sulfidation epithermal oxide gold mineralization hosted in brecciated sandstone within the Chimu Formation by open pit methods using conventional drill/blast, load and haul methods. Ore is truck-dumped onto leach pads with no crushing or agglomeration required prior to leaching. Metal recovery is by carbon-in-column adsorption-desorption-regeneration processes which produce a gold-rich doré for sale to international bullion banks and traders.
Proven and Probable oxide Mineral Reserves at the La Arena mine as of January 1, 2018 totaled 44.0 million tonnes at an average gold grade of 0.40 g/t containing 568 thousand ounces of gold.
Financial and cost per ounce overview
Q1 2018 gold sales generated $64.5 million in revenues at mine operating costs of $43.6 million resulting in mine operating earnings of $20.9 million. Q1 2017 gold sales generated $59.0 million in revenues at mine operating costs of $31.6 million resulting in mine operating earnings of $27.5 million.

Total cash costs net of by-product credits for Q1 2018 were $619 per ounce compared to $513 per ounce for Q1 2017, an increase of $106 per ounce, or 21%. All-in sustaining costs for Q1 2018 were $857 per ounce compared to $683 per ounce for Q1 2017, an increase of $174 per ounce, or 25%. These per ounce metrics were elevated due mainly to the production of 11 thousand fewer ounces in 2018 driven by approximately 15 % fewer tonnes being placed on the leach pad compared to the prior period. Additionally, in Q1 2017 the Company made a one-time adjustment of 6.6 thousand ounces which increased production by including in-carbon gold inventory as well as gold poured in doré.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

14

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Pit development and production
Production from the Calaorco pit totaled 3.0 million tonnes of ore at an average strip ratio of 1.9 during Q1 2018. The average gold grades of 0.52 g/t containing 50.2 thousand gold ounces were placed on the leach pads during Q1 2018.

Mining operations continue to be focused in the Phase 4 and Phase 5 areas of the Calaorco pit. Ore is currently being produced from these two phases.
Adsorption, desorption and refining process plant
The average area under irrigation for Q1 2018 was 13.3 hectares. The pregnant solution from leaching reports to the adsorption, desorption and regeneration process plant, which performed well. The La Arena plant recovered 42.6 thousand ounces of gold during Q1 2018.  The recovery of gold for this quarter was 84.5% and project to date recovery of ounces placed continued to be approximately 86%.
Capital Projects
Construction of leach pad 4C continued in Q1 2018 as planned in support of life of mine operations. Leach pad 4C construction is expected to be completed in Q4 2019. During Q1 2018 the south waste dump phase 3B was completed. Additionally 35 hectares of geomembrane leach pad cover (raincoats) and 2 water ponds were completed in this quarter to improve the water balance at the operation.

Shahuindo mine

	Q1 2018	Q1 2017
Tonnes Ore Mined (000’s)	1,181	1,355
Strip Ratio	1.4	0.8
Tonnes Placed on Pads(1) (000’s)	1,422	989
Average Gold Grade(g/t)	0.60	0.64
Gold Ounces Placed on Pads (000’s)	27	20
Gold Ounces Recovered (000’s)	18	20
Costs Per Ounce Gold Produced(2)
Total cash costs per ounce before by-product credits	$766	$606
Total cash costs per ounce net of by-product credits	$743	$582
All-in sustaining costs per ounce net of by-product credits	$1,192	$870
Capital Expenditures	$25,335	$8,319
Sustaining Capital	$5,077	$2,652
Non-Sustaining Capital	$20,258	$5,667

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.

(2)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)	Numbers may not calculate due to rounding.

15

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Property overview
The Shahuindo mine is located in the province of Cajabamba in northern Peru, approximately 510 km north-northwest of Lima and 30 km north of the Company’s La Arena mine. Operations are exploiting an intermediate-sulfidation sediment-hosted epithermal gold deposit by open pit methods using conventional drill/blast, load and haul methods. In Q1 2018 95% of the ore place onto the leach pads was truck dumped run-of-mine (ROM) and 5% was processed through the crushing and agglomeration circuit. Metal recovery is by carbon-in-column adsorption-desorption-regeneration processes which produce a gold-rich doré for sale to international bullion banks and traders. The mine is currently operating at a rate of 16,000 tpd and scheduled to increase to 36,000 tpd by the end of 2018 with the majority processed through the crushing and agglomeration circuits (see also “Future Developments - 2018 guidance” section in this MD&A and “Capital Projects” below).

Proven and Probable oxide Mineral Reserves at the Shahuindo mine as of January 1, 2018 totaled 127.8 million tonnes at an average gold grade of 0.46 g/t containing 1.9 million ounces of gold.
Financial and cost per ounce overview
Q1 2018 gold sales generated $25.1 million in revenues at mine operating costs of $20.5 million resulting in mine operating earnings of $4.7 million. Gold sales generated $19.4 million in revenues at mine operating costs of $17.4 million resulting in mine operating earnings of $2.1 million for Q1 2017.

Total cash costs net of by-product credits and all-in sustaining costs net of by-product credits for Q1 2018 were $743 and $1,192 per ounce, respectively compared to $582 and $870 for Q1 2017, respectively. The increase in total cash costs net of by-product credits of 28% and all-in sustaining costs net of by-product credits of 37% was primarily the result of the benefit in Q1 2017 of a one-time adjustment of 2.4 thousand ounces which increased production by including in-carbon gold inventory as well as gold poured in doré.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Pit development and production
Production from the Shahuindo pit totaled 1.2 million tonnes of ore at an average strip ratio of 1.4 during Q1 2018. The average gold grades of 0.60 g/t containing 27.5 thousand gold ounces were placed on the leach pad during the same period. Tonnes placed on pad during Q1 2018 were 44% higher than Q1 2017 due to receipt of a permit increase to operate at 16,000 tpd in March 2017.
Adsorption, desorption and refining process plant
The Shahuindo plant recovered 18.3 thousand ounces of gold during the first quarter of 2018 down slightly from Q1 2017 recovered ounces. Primary leaching is focused on Pad 2A which resulted in faster than expected leaching cycles attributable to the optimized coarse/fine ore blending. The average area under leach was approximately 9.0 hectares during the first quarter of 2018. The recovery of gold for this quarter was 66.5% and the overall recovery is 65%, in line with the ramp up to a final recovery of 67 % for ROM ore.
Capital projects
Construction of leach Pad 2B continued in Q1 2018 as planned. The first 5 hectares of Pad 2B are scheduled to be placed into production in Q3 2018.

Commissioning of the 12,000 tpd crushing and agglomeration circuit was substantially completed and production ramp-up started in Q1. Completion of commissioning was delayed due to ground settling in the area of the overland conveyor head-pulley as well as other mechanical/electrical items common during commissioning of process equipment. At this time no significant impact to 2018 gold production is anticipated. Engineering and procurement of the 24,000 tpd circuit is significantly advanced with some initial construction started during Q1 2018. Commissioning of the full 36,000 tpd plant continues to be expected in the last quarter 2018.

Upgrade of the adsorption, desorption and refining process plant is 63% complete with the installation of columns in trains 3 and 4 concluded. The company estimates completion by Q3 2018.

Progress on the electrical substation for the Shahuindo Expansion project continued during Q1 2018. Construction will continue throughout 2018 with the transmission line expected to be energized in the fourth quarter.

16

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The additional water capacity developed in Q4 2017 is now in the final stages of permitting and is expected to be available in time for production ramp up to 36,000 tpd by the end of 2018.
The Shahuindo Expansion project remains within original guidance. The Shahuindo Expansion includes the 36,000 tpd crushing and agglomeration ("C&A") circuit (with estimated capital guidance of $80 million) as well as the expansion of the ADR plant to 36,000 tpd, the installation of a 220kv transmission line and substation, leach pad 2B and other associated secondary projects such as the water treatment facilities. Total estimated costs for the Shahuindo Expansion (including the $80 million C&A circuit) is $170 to $180 million, of which $86.5 million has been spent through March 31, 2018 ($20.3 million in Q1 2018) with an additional $35 million committed. Approximately $30 to $35 million of the total Shahuindo Expansion guidance is expected to be spent for the secondary projects in 2019.

Timmins mines

	Q1 2018	Q1 2017
Tonnes Ore Mined (000’s)	290	333
Tonnes Ore Milled (000’s)	291	317
Average Tonnes Milled (tpd)	3,234	3,521
Average Gold Grade(g/t)	3.37	4.46
Average Gold Recovery	96%	97%
Gold Ounces Recovered (000’s)	30.2	43.9
Costs Per Ounce Gold Produced(1)
Total cash costs per ounce before by-product credits	$1,071	$647
Total cash costs per ounce net of by-product credits	$1,068	$645
All-in sustaining costs per ounce net of by-product credits	$1,562	$1,070
Capital Expenditures	$27,492	$24,415
Sustaining Capital	$11,290	$14,586
Non-Sustaining Capital	$16,202	$9,829

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(2)	Numbers may not calculate due to rounding.

Property overview
Timmins mines consist of two mining operations: Bell Creek and Timmins West, both of which feed the Bell Creek Mill.
Bell Creek
The Bell Creek mine is located in Hoyle Township, Ontario, Canada, approximately 20 km northeast of the town of Timmins. Operations are exploiting steeply-dipping shear-hosted sulfide gold mineralization by underground longhole mining methods at a rate of approximately 1,100 tpd. Ore is processed at the Bell Creek mill.
Proven and Probable Mineral Reserves at the Bell Creek mine as of January 1, 2018 totaled 2.4 million tonnes at an average gold grade of 4.1 g/t containing 315 thousand ounces of gold.
Timmins West
The Timmins West mine property is located in Bristol, Thorneloe and Carscallen Townships, Ontario, Canada, approximately 19 km west of the town of Timmins. The Timmins West mine is comprised of the Timmins deposit, Thunder Creek deposit, and the 144 Gap deposit. Operations are exploiting zones of steeply-dipping sulfide gold mineralization occurring within or along favorable lithostructural

17

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

occurrences associated with regional shear zones at a rate of approximately 2,900 tpd by longhole stoping methods. Ore is trucked to the Bell Creek mill for processing.
Proven and Probable Mineral Reserves at the Timmins West mine as of January 1, 2018 totaled 6.5 million tonnes at an average gold grade of 3.2 g/t containing 654 thousand ounces of gold.
Bell Creek Mill
The Bell Creek mill processes ore from both the Timmins West mine and the Bell Creek mine. Ore is processed by single-stage crushing and single stage grinding, with a portion of the gold recovered by gravity methods, followed by pre-oxidation and cyanidation with carbon-in-leach and carbon-in-pulp recovery.
Financial and cost per ounce overview
Q1 2018 gold sales generated $50.4 million in revenues at mine operating costs of $50.8 million resulting in mine operating loss of $0.4 million. Gold sales generated $59.5 million in revenues at mine operating costs of $44.4 million resulting in mine operating earnings of $15.0 million during Q1 2017.

Total cash costs net of by-product credits for Q1 2018 were $1,068 per ounce compared to $645 per ounce for Q1 2017. All-in sustaining costs for Q1 2018 were $1,562 per ounce compared to $1,070 per ounce during Q1 2017. The increase in total cash costs net of by-product credits of $423 per ounce or 66% was driven by the Timmins operations producing approximately 14 thousand fewer ounces than in the comparative period. This negatively impacted costs by approximately $337 per ounce. Additionally, the Timmins operations experienced increased operating costs due to a higher proportion of expensed development and longer haulage as more production came from the 144 Gap zone. These factors were further compounded by the strengthening of the Canadian dollar relative to the US dollar by 4% period over period which accounted for the remaining $86 per ounce increase.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Underground development and production
Bell Creek
Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with approximately 3,140 metres of development completed in Q1 2018. Infill and definition drilling for the same period at the Bell Creek mine totaled 8,768 metres. Expensed development was significantly increased compared to Q1 2017 in preparation to ramp up to 1,800 tonnes per day by the end of the year.
The Bell Creek mine delivered 99 thousand tonnes of ore to surface, mined from longitudinal longhole stopes on multiple production sublevels during Q1 2018.
Timmins West
Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with approximately 2,380 metres of development completed in Q1 2018. Progress continued to be made on the infrastructure development at 144 Gap which included ramp, raise and lateral development to access the resource. Underground infill and definition drilling of 23,720 metres was completed at the Timmins West mine in Q1 2018 to enhance Mineral Resource and Mineral Reserve definition.
The Timmins West mine delivered approximately 191 thousand tonnes of ore to surface, mined from longitudinal and transverse longhole stopes on multiple production sublevels from the Timmins West, Thunder Creek and 144 Gap deposits during Q1 2018. Production was negatively impacted by 14 thousand ounces as a result of paste fill delays associated with extreme cold weather and mechanical issues in early Q1 2018 both of which have been resolved. Ore grade was negatively impacted due to changes in the stoping sequence driven by paste fill issues. The mine plan has been reworked to provide more flexibility in the stoping sequence and to increase the amount of stope development that takes place in ore as opposed to waste.

18

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Mill processing
Mill operations averaged 3,234 tpd in Q1 2018. The mill processed a total of 0.29 million tonnes with an average gold feed grade of 3.4 g/t recovering 30.2 thousand gold ounces in Q1 2018. Process recovery was an average of 96% for the period.
Capital projects
The Bell Creek shaft project continues to progress well. The schedule has slipped marginally due to a slower than expected sinking rate. The overall construction is expected to be complete by early Q4 2018 with the final commissioning in through the end of the year. All the lateral development has been completed. Sinking of the lower leg from 1030m to 1080m is complete. The enlarging of the shaft pilot raise from 790m to 1030m is all that remains of the vertical development in the shaft. Construction on the rock breaker stations, fuel bay and ore/waste bins continue as planned. Surface construction includes multiple activities underway on the headframe and hoist room.

The Bell Creek Shaft project projects remain within 5% of originally issued capital guidance of $80 million. Approximately $60.5 million has been spent through March 31, 2018 ($8.9 million spent in Q1 2018). Of the remaining amount, the Company has made $12 million in project commitments.

PROJECTS
La Arena Phase II
La Arena II is a large-tonnage copper-gold porphyry deposit located in close proximity to the currently producing La Arena Mine oxide gold deposit in Peru. The Preliminary Economic Assessment (“PEA”) of the La Arena II project issued by the Company in February 2018 reports Measured and Indicated Mineral Resources of 742 million tonnes containing 5.8 billion pounds of copper and 5.6 million ounces of gold at average grades of 0.35% copper and 0.24 g/t gold. Inferred Mineral Resources totaled 92 million tonnes containing 349 million pounds of copper and 683 thousand ounces of gold at average grades of 0.17% copper and 0.23 g/t gold.
Mineral Resources contained within a designed pit total 686 million tonnes containing 5.2 billion pounds of copper and 5.4 million ounces of gold at average grades of 0.38% copper and 0.25 g/t gold, of which 92% are Measured or Indicated Mineral Resources. Average annual metal recovered to concentrate or doré is estimated at 207 million pounds of copper and 150 thousand ounces of gold over a 21 year mine life, with an additional 115 million pounds of copper and 226 thousand ounces of gold produced during the pre-production and commissioning period. Total metal recovered to concentrate over the LOM is estimated to be 4.5 billion pounds of copper and 2.8 million ounces of gold, with an additional 575 thousand ounces of gold recovered in doré.
The PEA estimates capital costs of $1.36 billion for project capital (net of pre-operating credits) and $1.09 billion for sustaining capital over the life-of-mine. Average annual after-tax cash flows of $273 million are predicted, along with an after-tax net present value at an 8% discount rate of US$824 million, and an internal rate of return of 14.7% with a payback period of 4.6 years.
The NI 43-101 technical report for the La Arena II PEA, which includes an update of the existing La Arena Mine, is available on the Company's website at www.tahoeresources.com and on SEDAR at www.sedar.com. Tahoe expects to continue its evaluation of La Arena II with the intent of advancing it to the prefeasibility or feasibility stage. The timeline and estimated capital required to advance the project to the next stage are under review. The project will be evaluated in the context of existing operations and pipeline opportunities with the intention of progressing it responsibly in order to maximize value for Tahoe’s shareholders.
NI 43-101 required disclosure: Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The La Arena II PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized.
Fenn-Gib
The Fenn-Gib deposit is an advanced stage exploration project located 80 km east of Timmins. A 2011 Mineral Resource estimate contained 1.3 million ounces of gold (40.8 million tonnes at 0.99 g/t Au) in the Indicated category and 0.75 million ounces of gold (24.5 million tonnes at 0.95 g/t Au) in the Inferred category.

19

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

No drilling was completed at the property in Q1 2018. Prior year drill results have been incorporated into a new geological model and a new block model is being developed.
Metallurgical test work including gravity and gravity tailings cyanidation previously performed is being evaluated and a gold deportment study involving mineralogical analysis and diagnostic leach testing was completed.

EXPLORATION
Guatemala
No exploration drilling was conducted at Escobal during the first quarter of 2018. Underground exploration drilling is planned to resume once mine operations re-commence. Guatemala exploration expenditures totaled nil during Q1 2018. (Q1 2017: $0.3 million).
Peru
Exploration activity in Peru during Q1 2018 concentrated on drilling North Corridor targets north of the Shahuindo mine and drilling the deep oxide zone ("La Arena Phase VIII") below the existing La Arena LOM pit. In addition, early-staged exploration advanced on regional targets surrounding both the La Arena and Shahuindo resource areas.
Exploration during Q1 2018 at Shahuindo focused on drilling the Tabacos, Alisos and Azules zones in the North Corridor 1.5 km north of Shahuindo. Targets in these areas comprise wide zones of oxidized sandstone that have received little to no prior drilling. Drilling during the quarter totaled 14 holes for 2,994 metres. In addition, reconnaissance mapping and other field studies continued throughout the North Corridor and other areas peripheral to the Shahuindo mine.
At La Arena, drilling of La Arena Phase VIII continued with two drills completing 12 holes for 3,394 metres in Q1 2018. Field mapping and sampling continued at the Agua Blanca project area east of La Arena.
Peru exploration expenditures totaled $1.1 million for Q1 2018 (Q1 2017: $1.4 million).
Canada
In Canada, a total of 20,280 metres of exploration drilling was completed throughout the region during Q1 2018. This exploration is part of the Company’s long-term strategy to grow gold Mineral Reserves and/or Mineral Resources. Exploration expenses in Canada amounted to $1.5 million for the quarter (Q1 2017: $2.5 million).
Timmins West
Drilling at the Timmins West in Q1 2018 was focused on the Timmins West Mine and Gold River Trend Project.
Exploration at the Timmins West Mine included 2 underground holes for 2,079 metres to test for potential new mineralized trends to the north and west of the Thunder Creek and 144 Gap Deposits. Analysis for these two holes is currently in progress.
Exploration at the Gold River Trend Project included 27 surface holes for 13,870 metres for deposit definition and expansion as well as for collection of material for metallurgical test-work samples. A total of ten metallurgical samples have been collected to date.
Bell Creek Complex
Exploration at the Bell Creek Complex in Q1 2018 included 18 underground holes for 4,331 metres to test the east strike extension of the NA and NA2 zones between the 965m and 745m levels, the west extension of the NA Zone between the 415m and 790m levels and the down-dip extension of the HW6 Zone near the 1,250m level. Logging and assaying of these holes is in progress.
Surface exploration included completion of a ground geophysical survey at the Wetmore property. Results from the survey are currently being reviewed. No surface exploration drilling was carried out at the Bell Creek Complex in Q1 2018.

20

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Whitney Project
The Whitney project is currently a joint venture project covering the historic Hallnor and Broulan Reef Mine properties in which the Company is the operator. No work was completed at the property in Q1 2018.
Juby
Juby is a large near-surface deposit located in the Shining Tree Area of Northern Ontario, near the town of Gowganda, approximately 100 kilometres south of Timmins. A 2014 Mineral Resource estimate contained 26.6 million tonnes at an average gold grade of 1.28 grams per tonne for 1.1 million ounces of gold in the Indicated category and 96.2 million tonnes at an average gold grade of 0.94 grams per tonne for 2.9 million ounces of gold in the Inferred category.
Work in Q1 2018 at Juby was focused on refinement of the geological model, examination of new exploration targets and planning for a new drill program set to commence later in 2018.
CASH FLOW, LIQUIDITY, CAPITAL RESOURCES AND OTHER INFORMATION

CASH FLOW
Q1 2018 vs. Q1 2017
Net cash provided by operating activities totaled $22.1 million for Q1 2018, compared to $78.6 million for Q1 2017. Cash provided by operating activities before changes in working capital was $38.5 million during Q1 2018, compared to $132.9 million during Q1 2017. The decreases in cash provided by operating activities before changes in working capital and net cash provided by operating activities of $94.3 million and $56.4 million, respectively, were primarily due to the reduced sales in Q1 2018 as compared to Q1 2017 resulting from the suspension of mining operations at Escobal.

Investing activities consisted of additions to property, plant, and equipment of $56.2 million during Q1 2018, compared to $48.1 million during Q1 2017. Investment activities included on-going leach pad and waste dump construction at La Arena and Shahuindo, development of the Bell Creek shaft project, resource infill and stope definition drilling at the Timmins mines and various infrastructure construction including the Shahuindo Expansion.

Financing activities resulted in a cash outflow of $38.5 million during Q1 2018 compared to a cash outflow of $17.8 million during Q1 2017. The Q1 2018 outflow was primarily due to the $35.0 million cash repayment of debt, a $0.2 million payment of financing fees, $1.2 million in interest paid and $2.0 million in payments on the finance leases. The Q1 2017 cash outflow was primarily due to $14.8 million cash payment of dividends, $2.7 million in payments on the finance leases and $1.0 million in interest and financing fees paid which were offset by $0.7 million in proceeds from the issuance of common shares on exercise of share options.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL RISK MANAGEMENT

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2017. It is the opinion of management, based on the Company’s current liquidity position, continued steady state gold operations and metals sales, and access to its Revolving Credit Facility that the Company’s liquid assets will be sufficient to discharge liabilities, and to continue funding operations and existing capital projects. The Company may consider alternative financing arrangements to meet its strategic needs and currently has a $175 million undrawn revolving credit facility in place available to further mitigate liquidity risk. Refer to the “Debt Facilities” section of this MD&A for further information.
The Company’s capital consists of the following:

21

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	March 31, 2018	December 31, 2017
Equity	$2,619,153	$2,624,888
Debt	—	35,000
Lease obligations	5,614	7,754
	2,624,767	2,667,642
Cash and cash equivalents	(53,632)	(125,665)
Restricted cash	(5,062)	(5,124)
	$2,566,073	$2,536,853
Financial risk management
The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk, which includes sub-categories of foreign exchange risk, interest rate risk and price risk.

During Q1 2018, there were no significant changes to the Company’s exposure to risks resulting from its use of financial instruments or to its financial risk management strategy. For details on specific risks, please refer to the Company’s MD&A for the years ended December 31, 2017 and 2016 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and incorporated by reference herein.

DEBT FACILITIES
Revolving credit facility
On February 20, 2018 the Company announced the closing of its Second Amended and Restated Revolving Facility with its bank syndicate. The Company now has access to a $175 million revolving credit facility which includes a $25 million accordion feature, for total access of $200 million in capital. The revised facility matures on July 19, 2021. The Second Amended and Restated Revolving Facility is structured on the strength of Tahoe’s gold business alone, and access to the facility does not rely on the operation of the Escobal mine.

The Bank of Nova Scotia and HSBC Securities (USA) Inc. are the co-leads for the Second Amended and Restated Revolving Facility, with The Bank of Nova Scotia acting as the administrative agent. The facility bears interest on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25%, which is determined based upon the Company's consolidated net leverage ratio. Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.5063% and 0.7313%. No amounts were drawn on the facility during the first quarter of 2018 and the Company had access to the full $175 million.
The Company is currently in compliance with all covenants associated with the Second Amended and Restated Revolving Facility.

COMMITMENTS AND CONTINGENCIES
Other than the repayment of $35 million in debt, there have been no significant changes to the Company’s undiscounted commitments during Q1 2018. For details, please refer to the Company’s MD&A for the years ended December 31, 2017 and 2016.
Off balance sheet arrangements
The Company currently has no off-balance sheet arrangements.

22

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

USE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The principal financial instruments currently affecting the Company’s financial condition are cash and cash equivalents, restricted cash, trade and other receivables (including provisionally priced accounts receivable), other financial assets, accounts payable and accrued liabilities and finance leases. The Company’s exposure to credit risk on its foreign currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have strong credit ratings. A minimal amount of cash is held by banks in Barbados, Guatemala and Peru to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions and are redeemable on demand.

RECLAMATION AND CLOSURE

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset. There have been no material changes in reclamation and closure costs from the amounts disclosed in the MD&A for the year ended December 31, 2017 and dated February 22, 2018.

ASSET VALUATION

On July 5, 2017 the Company received notice of a temporary suspension of the Escobal mining license, in response to which the Company immediately commenced legal actions to restore its license. Given the current temporary nature of the suspension, the restoration of the license and the ongoing legal appeals, the Company determined that the Escobal assets have not been impaired. During Q1 2018, there were no other events or changes in circumstances that would indicate either an impairment or the reversal of impairments previously taken of the Company’s assets.

OUTSTANDING SHARE DATA

As at May 2, 2018, the Company had 312,983,761 issued and outstanding common shares, 3,393,025 issued and outstanding options and 209,000 issued and outstanding deferred share awards.

CHANGES IN ACCOUNTING POLICIES AND STANDARDS
Application of new and revised accounting standards effective January 1, 2018
The Company has evaluated the new and revised IFRS standards and has determined that there was no material impact on the interim financial statements upon adoption. Details of these accounting standards are disclosed in note 4a) of the notes to the interim financial statements.
Future accounting standards and interpretations
A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for Q1 2018, and have not been applied in preparing the interim financial statements. The Company is currently evaluating the impact that future accounting standards and interpretations may have on its consolidated financial statements. Details of these standards and interpretations are disclosed in note 4b) of the notes to the interim financial statements.

CRITICAL ACCOUNTING ESTIMATES
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s determination of: functional currency; forward market prices for quotational periods used in revenue recognition of provisional priced concentrate sales; asset carrying values, impairment charges of long-lived assets; Mineral Reserves and Mineral Resources; the valuation of share-based payments; and amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

23

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.
A more extensive discussion of critical accounting estimates and other accounting policies is contained in the Company’s Management Discussion & Analysis dated December 31, 2017. During the Q1 2018, there have been no changes to these critical accounting estimates other than as disclosed in the Company’s interim financial statements.
NON-GAAP FINANCIAL MEASURES

NON-GAAP FINANCIAL MEASURES
The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings, adjusted earnings per share, and cash provided by operating activities before changes in working capital. These measures are not defined under IFRS and should not be considered in isolation. The Company’s La Arena, Shahuindo and Timmins mines primarily produce gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from these mines and is therefore considered “by-product”. The Company’s Escobal mine primarily produces silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from Escobal and is therefore considered “by-product”. The Company believes these measures may provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.
The Company also reports total operating costs (cost of sales) per ounce. The Company believes that this metric is important in assessing the performance of each of the Company’s sold metals and as a meaningful GAAP-based comparison to other mining companies. Total operating costs (cost of sales) per ounce sold is calculated by dividing the total operating costs by gold ounces sold. Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. The reconciliation of total operating costs (cost of sales) to total cash costs is included in the total cash cost and total production cost tables below.
Consolidated adjusted earnings and consolidated adjusted earnings per share
The Company has adopted the reporting of consolidated adjusted earnings (“adjusted earnings)” and consolidated adjusted earnings per share (“adjusted earnings per share”) as non-GAAP measures of a precious metals mining company’s operating performance. These measures have no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings or consolidated earnings per share and should be read in conjunction with such GAAP measures. Adjusted earnings and adjusted earnings per share are calculated as earnings excluding i) non-cash impairment losses and reversals on mineral interests and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives other than provisionally priced trade receivables, v) gains or losses on sale of assets and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance.
The Company calculates adjusted earnings and adjusted earnings per share on a consolidated basis.

	Q1 2018	Q1 2017
Earnings (loss)	$(6,862)	$74,697
Unrealized foreign exchange loss (gain)	(346)	372
Adjusted earnings (loss)	$(7,208)	$75,069

Weighted average common shares outstanding
Basic (000’s)	313,193	311,948
Diluted (000’s)	313,193	312,025
Adjusted earnings (loss) per share
Basic	$(0.02)	$0.24
Diluted	$(0.02)	$0.24

24

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs before and net of by-product credits
The Company reports total cash costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute ("The Institute”) for the reporting of total cash costs (silver) and the generally accepted standard of reporting total cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry and serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of silver production by silver mining companies. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken alone, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.  Total cash costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the total cash costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.
Total cash costs per ounce of produced silver net of by-product credits incorporate all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation which are non-cash in nature, and include by-product gold, lead and zinc credits, and treatment and refining charges included within revenue.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs per ounce of produced silver net of by-product credits to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits as the Company considers that the cost to produce the silver is reduced as a result of the by-product sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

Total cash costs (silver)
Total cash costs per ounce of produced silver, net of by-product credits

	Q1 2018	Q1 2017
Total operating costs (cost of sales)(1)	$—	$53,487
Depreciation and depletion	—	(14,601)
Change in product inventory	—	140
Treatment and refining charges	—	9,271
Total cash costs before by-product credits	$—	$48,297
By-product credits(2)		(16,151)
Total cash costs net of by-product credits	$—	$32,146
Silver ounces sold in concentrate (000’s)	—	5,526
Silver ounces produced in concentrate (000’s)	—	5,614
Total operating costs (cost of sales) per ounce sold	$—	$9.68
Total cash costs per ounce produced before by-product credits	$—	$8.60
Total cash costs per ounce produced net of by-product credits	$—	$5.73

(1) Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.

25

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(2) Gold, lead and zinc by-product credits are calculated as follows:

	Q1 2018				Q1 2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	—	—	—	—	1,935	$1,309	$2,534	$0.45
Lead Tonnes	—	—	—	—	2,059	$2,588	$5,328	$0.95
Zinc Tonnes	—	—	—	—	2,801	$2,960	$8,289	$1.48

(3) Numbers in tables may not calculate due to rounding.

Total cash costs (gold)

Total cash costs per ounce of produced gold, net of by-product credits

	Q1 2018
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$43,571	$20,453	$50,794	$114,818
Depreciation and depletion	(14,406)	(5,858)	(15,996)	(36,260)
Change in product inventory	(2,937)	(687)	(2,535)	(6,159)
Smelting and refining charges	206	82	29	317
Total cash costs before by-product credits	26,434	13,990	32,292	72,716
Silver credit(2)	(178)	(410)	(84)	(672)
Total cash costs net of by-product credits	26,256	13,580	32,208	72,044
Gold ounces sold (000’s)	48.8	18.6	38.0	105.4
Gold ounces produced (000’s)	42.4	18.3	30.2	90.9
Total operating costs (cost of sales) per ounce sold	$893	$1,099	$1,337	$1,089
Total cash costs per ounce produced before by-product credits	$623	$766	$1,071	$800
Total cash costs per ounce produced net of by- product credits	$619	$743	$1,068	$793

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.

(2)	Consolidated silver by-product credits are calculated as follows:

	Q1 2018
	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces (000's)	39,244	$16.72	$656	$7.22

(3) Numbers in table may not calculate due to rounding.

26

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q1 2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(3)	$31,575	$17,395	$44,421	$93,391
Depreciation and depletion	(5,968)	(6,104)	(15,168)	(27,240)
Change in product inventory	1,374	553	(904)	1,023
Smelting and refining charges	317	89	58	464
Total cash costs before by-product credits	27,298	11,933	28,407	67,638
Silver credit(4)	(131)	(469)	(103)	(703)
Total cash costs net of by-product credits	27,167	11,464	28,304	66,935
Gold ounces sold (000’s)	48.9	15.7	49.4	114.0
Gold ounces produced (000’s)	53.0	19.7	43.9	116.6
Total operating costs (cost of sales) per ounce sold	$646	$1,108	$899	$819
Total cash costs per ounce produced before by-product credits	$515	$606	$647	$580
Total cash costs per ounce produced net of by- product credits	$513	$582	$645	$574

(1) Total operating costs (cost of sales) includes production costs, depreciation and depletion, royalties and smelting and refining charges.
(2) Silver by-product credits are calculated as follows:

	Q1 2017
	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces	34,196	$20.57	$703	$6.04
(3) Numbers in table may not calculate due to rounding.
All-in sustaining costs
The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.
All-in sustaining costs include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this measure represents the total costs of producing silver and gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

27

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

All-in sustaining costs (silver)
Total all-in sustaining costs per ounce of produced silver, net of by-product credits
The following tables reconciling total all-in sustaining costs per ounce of produced silver, net of by-product credits to the consolidated financial statements should be read in conjunction with the prior tables which reconcile total cash costs net of by-product credits to total operating costs.

	Q1 2018	Q1 2017
Total cash costs net of by-product credits	$—	$32,146
Sustaining capital(1)	—	9,916
Exploration	—	255
Reclamation cost accretion	—	61
General and administrative expenses	—	3,137
All-in sustaining costs	$—	$45,515
Silver ounces produced in concentrate (000’s)	—	5,614
All-in sustaining costs per ounce produced net of by-product credits	$—	$8.11
(1) Sustaining capital includes underground development and surface sustaining capital expenditures.
(2) Numbers in table may not calculate due to rounding.
All-in sustaining costs (gold)
Total all-in sustaining costs per ounce of produced gold, net of by-product credits

	Q1 2018
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$26,256	$13,580	$32,208	$72,044
Sustaining capital	6,201	5,077	11,290	22,568
Exploration	313	802	1,148	2,263
Reclamation cost accretion	345	104	48	497
General and administrative expenses	3,242	2,207	2,405	7,854
All-in sustaining costs	$36,357	$21,770	$47,099	$105,226
Gold ounces produced (000’s)	42.4	18.3	30.2	90.9
All-in sustaining costs per ounce produced net of by-product credits	$857	$1,192	$1,562	$1,158
(1) Numbers in table may not calculate due to rounding.

	Q1 2017
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$27,167	$11,464	$28,304	$66,935
Sustaining capital	5,905	2,652	14,586	23,143
Exploration	74	1,001	2,026	3,101
Reclamation cost accretion	351	210	23	584
General and administrative expenses	2,679	1,819	2,031	6,529
All-in sustaining costs	$36,176	$17,146	$46,970	$100,292
Gold ounces produced in doré (000’s)	53.0	19.7	43.9	116.6
All-in sustaining costs per ounce produced net of by-product credits	$683	$870	$1,070	$860

28

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(1)	Numbers in table may not calculate due to rounding.
Cash provided by operating activities before changes in working capital
Cash provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash but before changes in working capital. Net cash provided by operating activities represents the cash flows generating by operating activities after changes in working capital and income taxes paid. Management believes that these measures provide useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operations.
The non-GAAP measures described above do not have standardized meanings prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

	Q1 2018	Q1 2017
Cash provided by operating activities before changes in working capital(1)	$38,509	$132,851
Net cash provided by operating activities(1)	$22,147	$78,575
Basic weighted average common shares outstanding	313,193	311,948
(1) Refer to the condensed interim consolidated statements of cash flows in the Company’s interim financial statements for a detailed reconciliation from earnings and total comprehensive income to cash provided by operating activities before changes in working capital and net cash provided by operating activities.
RISK FACTORS
Our business is the operation, exploration, development and acquisition of mining properties. Due to the high risk nature of our business, our operations are speculative. The risk factors described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements and forward-looking information relating to us or our business.

This Management’s Discussion and Analysis also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described in the documents incorporated by reference herein. Please see “Cautionary Note Regarding Forward-looking Statements.”

For additional discussion of risk factors, refer to the MD&A for the years ended December 31, 2017 and 2016 dated February 22, 2018, which is incorporated by reference herein, and available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s management, including the President and Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”), is responsible for the design of disclosure controls and procedures and internal controls over financial reporting (“ICFR”). Having assessed the effectiveness of the Company’s disclosure controls and procedures, the CEO and CFO believe that the disclosure controls and procedures are effective at a reasonable assurance level as of the end of the period covered by this MD&A.

29

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including ICFR. To design and evaluate its ICFR, the Company used the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”).
The Company’s ICFR include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements.
The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.
There were no changes in the Company’s ICFR during Q1 2018 that have materially affected or are reasonably likely to materially affect the Company’s ICFR.
Management assessed the effectiveness of the Company’s ICFR as at December 31, 2017, based on the criteria set forth in the 2013 COSO Framework and concluded that the Company’s ICFR was effective to provide reasonable assurance that financial information was recorded, processed, summarized and reported in a timely manner as at December 31, 2017.

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS
The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.
TECHNICAL INFORMATION
Charles Muerhoff, Vice President Technical Services and Qualified Person as defined in National Instrument 43-101 has reviewed and approved the scientific and technical information contained in this MD&A.

Mineral Resource estimates reported herein have been classified as Measured, Indicated or Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The Mineral Resource estimates were prepared in accordance with NI 43-101, and classifications adopted by the CIM Council.

Mineral Reserve estimates reported herein are based on known inputs that include metallurgical performance, taxation/royalty obligations, geologic and geotechnical characterization, operational costs, and other economic parameters. The Company is not currently aware of any known factors that are reasonably likely to have a negative material impact on the Company’s Mineral Reserves. The Mineral Reserve estimates were prepared in accordance with NI 43-101 and classifications adopted by the CIM Council. Mineral Resources are inclusive of Mineral Reserves.

Gold Mineral Reserves effective January 1, 2018 reflect an increase of 399 thousand ounces of gold over the prior year, net of 2017 mine production. The increase in Mineral Reserves was comprised of Proven Mineral

30

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Reserves of 1.3 million tonnes with an average gold grade of 0.20 g/t containing 8.8 thousand ounces of gold and Probable Mineral Reserves of 12.1 million tonnes with an average gold grade of 1.00 g/t containing 390.3 thousand ounces of gold. Measured and Indicated gold Mineral Resources effective January 1, 2018 reflected an increase of 3,443 thousand ounces of gold as compared to Measured and Indicated gold Mineral Resources effective January 1, 2017. The increase in Mineral Resources was comprised of Measured Mineral Resources of 151.7 million tonnes with an average gold grade of 0.26 g/t containing 1,269 thousand ounces of gold and Indicated Mineral Resources of 327.4 million tonnes with an average gold grade of 0.21 g/t containing 2,174 thousand ounces of gold.

Escobal Mine

The basis of the Mineral Resource and Mineral Reserve estimates for the Escobal mine is from Escobal Mine Guatemala NI 43-101 Feasibility Study, dated November 5, 2014. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by subtracting mine depletion volumes from the Mineral Resource and Mineral Reserve estimates stated in the aforementioned technical report.

ESCOBAL MINERAL RESOURCES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Measured	4.8	374	0.33	0.68	1.20	58	51	33	58
Indicated	36.3	271	0.29	0.62	1.02	317	337	224	369
Measured + Indicated	41.1	283	0.29	0.62	1.04	375	388	256	427
Inferred	1.9	180	0.90	0.22	0.42	11	54	4	8
Mineral Resources are reported using a 100 g/t silver-equivalent cut-off grade calculated using metal prices of $20.00/oz, silver, $1,300.00/oz gold, $1.00/lb lead and $1.10/lb zinc.

ESCOBAL MINERAL RESERVES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Proven	2.5	486	0.42	1.02	1.75	40	34	26	44
Probable	22.1	316	0.34	0.77	1.25	225	244	170	276
Proven + Probable	24.7	334	0.35	0.79	1.30	264	278	196	320

Mineral Reserves as of January 1, 2018 were calculated by applying an updated mine plan to the Mineral Resource estimate stated in the Escobal Feasibility Study taking into account mining depletion through the end of 2017.

Cut-off grades to define the January 1, 2018 Mineral Reserves were calculated from the NSR value of the resource model blocks contained within the life-of-mine plan minus the production cost to account for variability in mining method and metallurgical response. Metal prices used to determine the NSR value were $20.00 per ounce silver, $1,300.00 per ounce gold, $1.00 per pound lead and $1.10 per pound zinc. Actual mining, processing and general and administrative (G&A) costs, metallurgical performance and smelter contract rates from the Escobal Mine were used to derive operating costs used in the reserve calculation.

La Arena Mine

The basis of the Mineral Resource and Mineral Reserve estimates for the La Arena mine is from Technical Report on the La Arena Project, Peru, dated February 20, 2018 with an effective date of January 1, 2018. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by applying the mine topographic surface at January 1, 2018 to an updated Mineral Resource estimate completed July 1, 2017.

Material Type	Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Oxide	Measured	0.3	0.38	3
	Indicated	49.6	0.40	640
	Measured + Indicated	49.9	0.40	644
	Inferred	0.4	0.32	4

31

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The oxide resource is reported at a cut-off grade of 0.10 g/t Au within an optimized undiscounted cash flow pit shell using a metal price of $1,400/oz Au and actual costs experienced at the La Arena Mine.

LA ARENA MINE MINERAL RESERVES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Oxide	Proven	0.3	0.38	3
	Probable	43.7	0.40	565
	Proven + Probable	44.0	0.40	568

Oxide Mineral Reserves for the La Arena Mine were reported at a 0.10 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using $1,200 per ounce gold and actual operating costs incurred. As the resource block model is a diluted block model, no additional dilution or mining losses were applied. The life-of-mine strip ratio is 1.9 (waste:ore).

La Arena II

The basis of the Mineral Resource estimate for the La Arena II project is from Technical Report on the La Arena Project, Peru, dated February 20, 2018 with an effective date of January 1, 2018.

La Arena II MINERAL RESOURCES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Copper (%)	Gold (g/t)	Copper (mlbs)	Gold (koz)
Oxide	Measured	5.9	—	0.27	—	51
	Indicated	43.2	—	0.28	—	388
	Measured + Indicated	49.1	—	0.28	—	440
	Inferred	41.3	—	0.26	—	349
Sulfide(1)	Measured	149.7	0.39	0.25	1,279	1,214
	Indicated	543.5	0.38	0.23	4,511	3,984
	Measured + Indicated	693.2	0.38	0.23	5,790	5,197
	Inferred	50.4	0.31	0.21	349	344
Total	Measured	155.7	0.37	0.25	1,279	1,265
	Indicated	586.7	0.35	0.23	4,511	4,372
	Measured + Indicated	742.4	0.35	0.24	5,790	5,637
	Inferred	91.6	0.17	0.23	349	683
(1) includes supergene, transitional oxide-sulfide and sulfide Mineral Resources

Mineral Resources for the La Arena II project were reported within an optimized undiscounted cash flow pit shell using metal prices of $4.00 per pound copper and $1,500 per ounce gold and operating cost and metallurgical recovery parameters developed for the La Arena II PEA. Oxide Mineral Resources were reported using a 0.10 g/t gold cut-off grade; sulfide Mineral Resources were reported using a 0.18% copper-equivalent cut-off grade calculated using $4.00 per pound copper and $1,500 per ounce gold.

Shahuindo Mine

The basis of the Mineral Reserve estimate for the Shahuindo mine is from the NI 43-101 Technical Report on the Shahuindo Mine, Cajabamba, Peru, dated January 25, 2016. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by applying the mine topographic surface at January 1, 2018 to an updated Mineral Resource estimate completed July 1, 2017.

32

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SHAHUINDO MINERAL RESOURCES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	Measured	89.1	0.47	5.9	1,358	16,807
	Indicated	67.6	0.42	5.1	921	11,122
	Measured + Indicated	156.7	0.45	5.5	2,278	27,929
	Inferred	13.4	0.41	4.5	177	1,925
Sulfide	Inferred	97.4	0.74	14.4	2,323	45,055
Total	Measured	89.1	0.47	5.9	1,358	16,807
	Indicated	67.6	0.42	5.1	921	11,122
	Measured + Indicated	156.7	0.45	5.5	2,278	27,929
	Inferred	110.8	0.70	13.2	2,500	46,980

The Shahuindo Mineral Resources were reported using a gold cut-off grade for oxide material of 0.15 g/t. Oxide resources were reported within a $1,400/oz gold optimized pit shell. The sulfide Mineral Resources at Shahuindo were classified entirely as Inferred due to limited metallurgical characterization and wider drill spacing than in the oxide portion of the deposit. There have been no economic or mining studies of the sulfide portion of the Shahuindo deposit completed to date; the Inferred sulfide Mineral Resource was reported at a 0.5 g/t gold-equivalent cut-off grade using a silver-to-gold ratio of 80.

SHAHUINDO MINERAL RESERVES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	Proven	77.9	0.48	5.9	1,203	14,756
	Probable	49.9	0.44	5.2	704	8,384
	Proven + Probable	127.8	0.46	5.6	1,907	23,140

Oxide Mineral Reserves were reported at a 0.18 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using US$1,200/oz gold and actual operating costs incurred. The Mineral Reserves were calculated from Measured and Indicated oxide Mineral Resources only and include 5% dilution and mining losses of 2%. The life-of-mine strip ratio was 1.1 (waste:ore). There are no sulfide Mineral Reserves reported for Shahuindo.

Timmins West Mine

The basis of the Timmins West Mine Mineral Resources and Mineral Reserves is from NI 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada, dated September 20, 2017.  Mineral Resources and Mineral Reserves for the Timmins West Mine reported at January 1, 2018 were calculated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017.

33

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

TIMMINS WEST MINE MINERAL RESOURCES AS OF JANUARY 1, 2018
Deposit	Classification	Tonnes (k)	Gold (g/t)	Gold (koz)
Timmins	Measured	—	—	—
	Indicated	1,256	4.46	180
	Measured & Indicated	1,256	4.46	180
	Inferred	357	4.32	50
Thunder Creek	Measured	—	—	—
	Indicated	1,107	3.39	121
	Measured & Indicated	1,107	3.39	121
	Inferred	39	2.61	3
144 Gap(1)	Measured	247	4.86	39
	Indicated	4,751	3.82	584
	Measured & Indicated	4,998	3.88	623
	Inferred	695	3.60	81
Total Timmins West Mine	Measured	247	4.86	39
	Indicated	7,114	3.87	885
	Measured & Indicated	7,361	3.90	923
	Inferred	1,091	3.80	133

The Timmins West Mine Mineral Resources were reported as in situ resources using a gold cut-off grade of 1.5 g/t.

TIMMINS WEST MINE MINERAL RESERVES AS OF JANUARY 1, 2018
Deposit	Classification	Tonnes (k)	Gold (g/t)	Gold (koz)
Timmins	Proven	—	—	—
	Probable	984	3.59	114
	Proven + Probable	984	3.59	114
Thunder Creek	Proven	—	—	—
	Probable	466	2.89	43
	Proven + Probable	466	2.89	43
144 Gap	Proven	407	3.61	47
	Probable	4,605	3.03	449
	Proven + Probable	5,012	3.08	496
Total Timmins West Mine	Proven	407	3.61	47
	Probable	6,055	3.11	606
	Proven + Probable	6,462	3.15	654

Mineral Reserves were calculated by applying the life-of-mine plan at January 1, 2018 to the Measured and Indicated Mineral Resources using a gold price of $1,275/oz and a gold cut-off grade of 2.0 g/t. Mineral Reserves are supported by a mine plan that features variable stope thicknesses designed on the updated Mineral Resource model using operating costs of US$78.64 per tonne ore with 95% mining recovery, external dilution of 15% and metallurgical recovery of 97%.

Bell Creek Mine

The basis of the Mineral Resource and Mineral Reserve estimates for the Bell Creek mine is from NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada, dated March 27, 2015. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017.

34

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

BELL CREEK MINERAL RESOURCES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Measured	1.2	4.43	167
Indicated	4.1	4.27	569
Measured & Indicated	5.3	4.31	736
Inferred	3.0	4.36	415

The Bell Creek Mineral Resources were reported as in situ resources using a gold cut-off grade of 2.2 g/t.

BELL CREEK MINERAL RESERVES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Proven	0.5	3.90	68
Probable	1.9	4.12	246
Proven & Probable	2.4	4.07	315

Mineral Reserves were calculated by applying the life-of-mine plan at January 1, 2018 to the Measured and Indicated Mineral Resources using a long-term gold price of $1,275/oz and reported at a gold cut-off grade of 2.3 g/t. Mineral Reserves are supported by a mine plan that features variable stope thicknesses designed on the Mineral Resource model using operating costs of $87.42 per tonne ore with 95% mining recovery, external dilution of 16% and metallurgical recovery of 94.5%.

Juby

The Mineral Resource estimate for the Juby project is from Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario, dated February 24, 2014, with an effective date of February 24, 2014. The Juby Mineral Resource estimate is summarized below:

JUBY MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Indicated	26.6	1.28	1,090
Inferred	96.2	0.94	2,909

Mineral Resources were reported as in situ resources using a gold cut-off grade of 0.40 g/t. There are no Measured Mineral Resources nor Mineral Reserves reported for the Juby property.

Fenn-Gib

The Mineral Resource Estimate for the Fenn-Gib project is from Fenn-Gib Resource Estimate Technical Report, Timmins Canada, dated November 17, 2011, with an effective date of November 17, 2011. The Fenn-Gib Mineral Resource estimate is summarized below:

FENN-GIB MINERAL RESOURCES
Resource Classification		Tonnes (M)	Gold (g/t)	Gold (koz)
Inside Pit Shell	Indicated	40.8	0.99	1,300
	Inferred	23.3	0.90	670
Below Pit	Indicated	0.04	1.89	2
	Inferred	1.2	1.90	80
All Material	Indicated	40.8	0.99	1,300
	Inferred	24.5	0.95	750

Nearly all of the Indicated Mineral Resources and approximately 90% of Inferred Mineral Resources were reported within a $1,190/oz gold pit shell using a gold cut-off grade of 0.50 g/t, operating costs of US$13.00/tonne ore and process recovery of 85%. The remaining Indicated and Inferred Mineral Resources which occur

35

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

below the pit limits were reported using a gold cut-off grade of 1.5 g/t. There are no Measured Mineral Resources nor Mineral Reserves reported for the Fenn-GIb property.

Technical terms used in this MD&A but not otherwise defined herein are as described in the Company’s AIF available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities
Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “guidance”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements include, but are not limited to, statements related to the following: in regards to the status of the appeals to the Guatemalan Constitutional Court (i) of the decision by the Supreme Court of Guatemala ordering MEM to conduct consultation with indigenous populations in certain designated locations in and around the Escobal Mine, (ii) of the decision by the Supreme Court of Guatemala reinstating the Company’s mining license in respect of the Escobal mine, and (iii) relating to Escobal’s export credential, the timing for such appeals to be decided and the likelihood of adverse decisions by the Constitutional Court; the timing and results of other court proceedings; the timing and likelihood of resolving the road blockage affecting the Escobal mine; the timing and likelihood of resolving the La Arena strike; timing and possible outcome of pending litigation; the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates; production and cost targets for the Company’s gold operations in 2018 of 400,000 to 475,000 ounces of gold, total cash costs net of by-product credits of $725 to $775 per ounce and all-in sustaining costs per ounce of gold produced of $1,000 to $1,100 per ounce, as well as estimated 2018 production, cash costs, all-in sustaining costs, project capital, sustaining capital and exploration expenditures on a per gold mine basis; the continued evaluation of the La Arena II project and the economic analysis provided in the PEA, including the timeline and estimated capital required and the assessment of financial and strategic options; the expectation of meeting production targets; growing gold production to approximately one half million ounces; the timing and cost of the expansion of the Shahuindo mine to a production capacity of 36,000 tpd with commissioning in early Q4 2018 and achieving the full 36,000 tpd production rate by the end of 2018; the timing of the receipt of permits at Shahuindo; the timing for construction of Pad 2B at Shahuindo and the commencement of production at Pad 2B in Q3 2018; the timing for the completion of the adsorption, desorption and refining (ADR) plant at Shahuindo; the timing for the construction of the electrical substation at Shahuindo; the estimated cost and timing of completion of the Bell Creek shaft project and tailings pond expansion; care and maintenance plans at Escobal; providing further updates to guidance when additional information regarding the Escobal license is available; expected working capital requirements; the sufficiency of capital resources and the consideration of alternative financing arrangements to meet strategic needs; the expected depreciation and depletion rates; exploration and review of prospective mineral acquisitions; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the cost and timing of sustaining capital projects; and the timing, costs, results and impacts of purported class action lawsuits filed against the Company and certain of its officers and directors.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to operate and implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins Mines; studies and development efforts on the La Arena II deposit; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the availability and sufficiency of power and water for operations; the timely receipt and renewal of permits and other approvals; the successful outcomes of consultations with indigenous populations; the price of silver, gold and other metals; prices for

36

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the ability to resolve the protests and road blockages of the Escobal Mine; the timing and amount of foregone taxes and royalties; the timing and likelihood of further workforce reductions; the timing and possible outcome of the pending appeal with the Constitutional Court; the timing and ability of the Company to resume operations in the event the suspension of the mining license to Minera San Rafael for the Escobal Mine is lifted and all licenses, permits and credentials affecting the operation of the Company’s mines, including the Escobal Mine, are renewed or re-issued and all roadblocks are resolved, and relationships with the Company’s partners, including employees, vendors and community populations are maintained or effectively managed; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; un-appealable judicial decisions; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation. For a more detailed discussion of risks relevant to the Company, see “Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business” and “- Risk Factors Relating to Tahoe’s Shares” in the Company’s Annual Information Form and Form 40-F, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.
CAUTIONARY NOTE TO INVESTORS IN THE UNITED STATES
REGARDING RESERVES AND RESOURCES
The Mineral Resource and Mineral Reserve estimates contained in this MD&A have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate

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Management’s Discussion and Analysis
For the Three Months Ended March 31, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.
While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this MD&A containing descriptions of the Tahoe’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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